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                            May 18, 2020

       Richard D. Peach
       Chief Financial Officer
       Schnitzer Steel Industries, Inc.
       299 SW Clay Street
       Suite 350
       Portland, Oregon
       97201

                                                        Re: Schnitzer Steel
Industries, Inc.
                                                            Form 10-K for the
Year Ended August 31, 2019
                                                            Filed October 24,
2019
                                                            Form 10-Q for the
Quarterly Period Ended February 29, 2020
                                                            Filed April 2, 2020
                                                            File No. 000-22496

       Dear Mr. Peach:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q filed April 2, 2020 for the Quarterly Period Ended February 29, 2020

       Non-GAAP Financial Measures, page 38

   1. We note that you have excluded "business development costs" from the non-GAAP measures adjusted
consolidated operating income (loss), adjusted Corporate expense, adjusted net income
(loss) from continuing operations attributable to SSI shareholders, and adjusted diluted
earnings (loss) per share from continuing operations attributable to
                                                        SSI shareholders.
Please tell us what this line item represents and why you believe this adjustment is
appropriate. Refer to Rule 100(b) of Regulation G and Question 100.1 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Measures updated April 4,
                                                        2018.
 Richard D. Peach
Schnitzer Steel Industries, Inc.
May 18, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameRichard D. Peach                        Sincerely,
Comapany NameSchnitzer Steel Industries, Inc.
                                                          Division of
Corporation Finance
May 18, 2020 Page 2                                       Office of Trade &
Services
FirstName LastName